Rule 424(b)(5)
                                             Reg. No. 333-46909

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 10, 1998)

                         2,000,000 Shares

                     Cross Timbers Oil Company

                           Common Stock

   Cross  Timbers  Oil  Company  (the "Company")  is  a  leading
United  States independent   energy  company  engaged  in  the
acquisition,  development   and exploration   of  oil  and  natural
gas properties, and in the production, processing, marketing and transportation of oil and natural gas.


   All of the shares of common stock of the Company, par value $0.01 per share (the "Common Stock"), offered hereby will be
sold  by  the  Company  (the "Offering").   The  Company's  Common
Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "XTO". The last reported sale price of the shares of Common Stock on the NYSE on July 7, 1999 was $14.00 per share.


                    ___________________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                     _________________________


  Lehman Brothers Inc. (the "Underwriter") has agreed to purchase from the Company 2,000,000 shares of Common Stock for an aggregate purchase price of $26.5 million or $13.25 per share.


 The Underwriter proposes to offer the 2,000,000 shares of Common Stock included in the Offering from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market or otherwise, at prices prevailing at the time of sale, at prices related to prevailing prices, or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the Underwriter. See "Underwriting".


   The   Company  has  agreed  to  indemnify  the  Underwriter
against  certain liabilities, including liabilities under the
Securities Act of 1933, as amended.
                   ____________________________

  The shares of Common Stock offered hereby are offered by Lehman Brothers Inc. as specified herein, subject to receipt and acceptance by them and subject to their right to reject any
order in whole or in part.   It  is  expected  the certificates for
the shares will be ready for delivery in New York, New York on or about July 12, 1999.

                          LEHMAN BROTHERS
      The date of this Prospectus Supplement is July 8, 1999.

                         TABLE OF CONTENTS


                       Prospectus Supplement


  Risk Factors                                                S-3
     We Must Replace Reserves We Produce                      S-3
     Prices of Oil and Natural Gas Fluctuate
        Widely Based on Market Conditions                     S-3
     We Have Incurred Substantial Indebtedness                S-3
     We Have Substantial Capital Requirements                 S-3
     We Are in a Highly Competitive Business                  S-4
     There Are Risks in Acquiring Producing Properties        S-4
     There Are Many Risks in Drilling Oil and Gas Wells       S-4
     We Cannot Insure Against All Operating Hazards           S-4
     Our Reserves Are Uncertain                               S-5
     We Depend Upon Certain Key Persons                       S-5
     We Face Many Government Regulations                      S-5
  Forward-Looking Statements                                  S-5
  Cross Timbers Oil Company                                   S-6
  Use of Proceeds                                             S-6
  Recent Developments                                         S-6
  Underwriting                                                S-7


                                   Prospectus
  Additional Information                                       2
  Incorporation of Certain Documents by Reference              2
  Risk Factors                                                 3
  Forward-Looking Statements                                   6
  The Company                                                  7
  Use of Proceeds                                              7
  Ratio of Earnings to Fixed Charges                           7
  Description of Debt Securities                               8
  Description of Preferred Stock                              19
  Description of Common Stock                                 23
  Description of Warrants                                     24
  Plan of Distribution                                        25
  Validity of Securities                                      25
  Experts                                                     26
  Available Information                                       26

                                  RISK FACTORS

     You should carefully consider the following risk factors:

We Must Replace the Reserves We Produce

  Our success depends upon finding, acquiring and developing oil and gas reserves that are economically recoverable. Unless we are able to successfully explore for, develop or acquire proved reserves, our proved reserves will decline through depletion. To increase reserves and production, we must:
    continue our development drilling and recompletion programs; pursue our exploration drilling program; and undertake other replacement activities, including property acquisitions.

We cannot assure, however, the success of our exploration, development and acquisition activities.

Prices of Oil and Natural Gas Fluctuate Widely Based on Market
Conditions, and Any Decline Will Adversely Affect Our Financial
Condition

  Our results of operations depend upon the prices received for our oil and gas. We sell most of our oil and gas at current market prices rather than through fixed-price contracts. The prices we receive depend upon factors beyond our control, which include:
    weather conditions;
    the supply and price of foreign oil and gas;
    the level of consumer product demand;
    worldwide economic conditions;
    political conditions in the Middle East;
    the price and availability of alternative fuels;
    the proximity to and capacity of transportation facilities; and worldwide energy conservation measures.

Moreover, government regulations, such as regulation of natural gas transportation and price controls, can affect product prices in the long-term.

     Any decline in oil and gas prices adversely affects our financial condition. If the oil and gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned capital expenditures.

We Have Incurred Substantial Debt

  We have substantial debt and may incur more. This poses risks to holders of our securities. If we are unsuccessful in increasing production from existing reserves or developing new reserves, we may lack the funds to pay principal and interest on our debt obligations, and the value of any outstanding preferred or common stock may decline. Our debt also affects our ability to finance future operations and capital needs and may preclude pursuit of other business opportunities.

We Have Substantial Capital Requirements

  We make, and will continue to make, substantial capital expenditures for the acquisition, development, production, exploration and abandonment of our oil and gas reserves. We intend to finance our capital expenditures primarily through cash flow from operations and bank borrowings. Lower oil and gas prices, however, reduce cash flow and the amount of credit available under our bank revolving credit facility. Costs of exploration and development decreased from $88.6 million in 1997 to $77.4 million in 1998. We initially budgeted $60 million for exploration and development expenditures in 1999. With recent higher oil prices, we anticipate 1999 expenditures to be between $70 million and $90 million, depending upon the price of oil and gas.

  We believe that, after debt service, we will have sufficient cash from operating activities to finance our exploration and development expenses through 1999. If revenues decrease, however, and we are unable to obtain additional debt or equity financing, we may lack the capital necessary to replace our reserves or to maintain production at current levels.

We Are in a Highly Competitive Business

  The oil and gas industry is highly competitive. We compete with major oil companies, independent oil and gas businesses, and individual producers and operators, many of which have greater financial and other resources than us. In addition, the industry as a whole competes with other industries which supply energy and fuel to industrial, commercial and other consumers.

There Are Risks in Acquiring Producing Properties

  We constantly evaluate acquisition opportunities and frequently engage in bidding and negotiation for acquisitions. If successful in this process, we may alter or increase our capitalization through the issuance of additional debt or equity securities, the sale of production payments or other measures. Our current bank revolving credit agreement and the indentures governing outstanding debt securities, however, contain covenants that limit our ability to incur additional debt. Any change in capitalization affects our risk profile.

  A change in capitalization, however, is not the only way acquisitions affect our risk profile. Acquisitions may alter the nature of our business. This would occur when the character of acquired properties is substantially different from our existing properties in terms of operating or geologic characteristics.

There Are Many Risks in Drilling Oil and Gas Wells

  Our drilling activities subject us to many risks, including the risk that we will not find commercially productive reservoirs. Drilling for oil and gas can be unprofitable, not only from dry wells, but from productive wells that do not produce sufficient revenues to return a profit. Also, title problems, weather conditions, governmental requirements and shortages or delays in the delivery of equipment and services can delay our drilling operations or result in their cancellation. The cost of drilling, completing and operating wells is often uncertain, and we cannot assure that new wells will be productive or that we will recover all or any portion of our investment.

We Cannot Insure Against All Operating Hazards

  Our operations are subject to inherent hazards and risks such as:
    fires;
    natural disasters;
    explosions;
    formations with abnormal pressures;
    blowouts;
    collapses of wellbore, casing or other tubulars;
    pipeline ruptures; and
    spills.

  Any of these events could cause a loss of hydrocarbons, environmental pollution, personal injury claims, damage to our properties, or damage to the properties of others. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverages include:
    operator's extra expense;
    physical damage to certain assets;
    employer's liability;
    comprehensive general liability;
    automobile; and
    workers' compensation.

  We do not believe that insurance coverage for all environmental damages that could occur is available at a reasonable cost. We believe that our insurance is adequate and customary for companies of similar size and operation, but losses could occur for uninsured risks or in amounts exceeding existing coverage. The occurrence of an event that is not fully covered by insurance could affect our financial condition and results of operations.

Our Reserves Are Uncertain

  Estimating our proved reserves involves many uncertainties, including factors beyond our control. Petroleum engineers consider many factors and make assumptions in estimating our oil and gas reserves and future net cash flows. These factors include:
    historical production from the area compared with production from other producing areas;
    the assumed effect of governmental regulation; and assumptions concerning future oil and gas prices, future production and development costs, severance and excise taxes, and capital expenditures.

Lower oil and gas prices generally cause lower estimates of proved reserves. Estimates of reserves and expected future cash flows prepared by different engineers, or by the same engineers at different times, may differ substantially. Ultimately, actual production, revenues and expenditures relating to our reserves will vary from any estimates, and these variations may be material.

We Depend Upon Certain Key Persons

  Our success depends upon our Chairman of the Board of Directors and Chief Executive Officer, Bob R. Simpson, our Vice Chairman of the Board and President, Steffen E. Palko, and a limited number of other senior management personnel. Loss of the services of any of these individuals may affect our operations.

We Face Many Government Regulations

  Extensive federal, state and local regulation of the oil and gas industry significantly affects our operations. In particular, our oil and gas exploration, development and production, and our storage and transportation of liquid hydrocarbons, are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and gas wells and other related facilities. These regulations may become more demanding in the future.

  We may need to expend significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements. Although we believe that our operations generally comply with applicable laws and regulations, we may incur substantial additional costs and liabilities in our oil and gas operations as a result of stricter environmental laws, regulations and enforcement policies.


                    FORWARD-LOOKING STATEMENTS

  Some statements made by the Company in this prospectus supplement and incorporated by reference from documents filed with the SEC are "forward-looking statements." These prospective statements include projections related to:
    production and cash flows;
    number and location of planned wells;
    completion of property acquisitions;
    completion of repurchases of Cross Timbers common stock; sources of funds necessary to conduct operations and complete acquisitions; acquisition and development budgets;
    anticipated dividend payments;
    anticipated oil and gas price changes; and establishing and selling interests in royalty trusts.

In determining these projections, we make numerous assumptions, including assumptions with respect to:
    the quality of our properties;
    our oil and gas production and development expenditures; our potential for growth;
    the demand for oil and gas;
    our sources of liquidity and bank credit availability;
    the impact of production imbalances on liquidity;
    the likelihood of regulatory approval of our operations; the impact of regulatory compliance;
    the impact of losing an oil or gas purchaser;
    the impact of new rules promulgated by the Federal Energy
      Regulatory Commission; and
    the impact of new legislation in Oklahoma related to infill drilling.

  Risks, uncertainties and other factors may cause our actual results to differ materially from anticipated results expressed or implied by these prospective statements. The most significant of these risks, uncertainties and other factors are discussed under "Risk Factors" in this prospectus supplement and in sections of documents we incorporate by reference, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties." You are urged to carefully consider these factors.


                     CROSS TIMBERS OIL COMPANY

  Cross Timbers is a leading United States independent energy company. We acquire, develop, and explore oil and natural gas properties, and produce, process, market and transport oil and natural gas. We have consistently increased our proved reserves, production and cash flow since we started our operations in 1986. Our growth has come primarily through acquisition of reserves, followed by aggressive development activities and the purchase of additional interests in or near our existing reserves. Our oil and gas fields generally tend to have long remaining reserve lives and predictable production profiles based on well-established production histories. Our properties are concentrated in:
    the Permian Basin of West Texas and New Mexico;
    the Hugoton area of Kansas and Oklahoma;
    the Anadarko Basin of Oklahoma;
    the Green River Basin of Wyoming;
    the San Juan Basin of northwestern New Mexico; the East Texas Basin of Texas and Louisiana; and the Middle Ground Shoal Field in Alaska's Cook Inlet.


  Cross Timbers is a Delaware corporation.  Our principal executive offices are located at 810 Houston Street, Suite 2000, Fort Worth, Texas 76102 and our telephone number is (817) 870-2800.


                           USE OF PROCEEDS

  We intend to apply approximately $11.5 million of the net proceeds from the offering to repurchase shares of our Common Stock currently held by Shell Oil Company. The shares were previously issued to Shell in connection with the Company's purchase of properties in the Cook Inlet of Alaska. The Company will use the remainder of the net proceeds, approximately $15 million, to repay outstanding indebtedness under our bank revolving credit facility. The facility bears interest at a floating rate based on LIBOR + 1-3/8%, currently 6.5%, and matures on June 30, 2003. We incurred our bank debt to finance recent acquisitions of oil and natural gas producing properties, purchases of equity securities of other energy companies, repurchases of our common stock, and development expenditures.


                         RECENT DEVELOPMENTS

  Recently we formed the Hugoton Royalty Trust. We transferred to it 80% net profits interests in our properties located in the Hugoton area of Kansas and Oklahoma, the Anadarko Basin of Oklahoma and the Green River Basin of Wyoming. We retained the underlying working interests in the properties, including the remaining 20% net profits interests. The 80% nets profits interests represent approximately 30% of our reserves as of December 31, 1998. In April
1999, we sold trust units to the public representing approximately 43% of our trust units of the Hugoton Royalty Trust. We used the net proceeds of approximately $149 million from the sale to reduce bank debt. We may form two additional trusts, one with interests in the San Juan
Basin and one with interests in the Permian Basin.

  In May 1999, we sold non-operated producing properties in the San Juan Basin of New Mexico to Vastar Resources, Inc. for $29.5 million. We used the proceeds from the sale to reduce bank debt.
Our total long-term debt is currently $740 million.

   On July 1, we acquired with an affiliate of Lehman Brothers Holdings Inc., the common stock of Spring Holding Company, a private oil and gas company located in Tulsa, Oklahoma, for total consideration of $85 million, consisting of $39 million in cash and 4 million shares of Cross Timbers' common stock. Cross Timbers and Lehman Brothers
Holdings each indirectly own through a holding company 50% of all outstanding common stock of Spring and have equal board representation and control of Spring. We issued 4 million shares of our common stock at an agreed value of $11.425 per share for our interest in 50% of Spring, and we received $3.2 million in cash.
Lehman Brothers Holdings contributed $42.5 million in cash. At a later date, Cross Timbers will have the right to purchase, and Lehman Brothers Holdings will have the right to sell to Cross
Timbers, Lehman Brothers Holdings' 50% equity interest.

  Spring Holding Company owns about 1,400 producing wells on 340,000 net acres located primarily in the Arkoma Basin of Arkansas and Oklahoma. Spring estimates proved reserves at December 31, 1998 to be 264 billion cubic feet of natural gas equivalent, of which 99% is natural gas. First quarter daily production from this acquisition averaged 66 million cubic feet of natural gas equivalent. As of July 1, 1999, Spring's debt was approximately $148 million.


                            UNDERWRITING

  Subject to the terms and conditions set forth in an Underwriting Agreement with Lehman Brothers Inc. (the "Underwriter"), the Company has agreed to sell to the Underwriter and the Underwriter has agreed to purchase from the Company, 2,000,000 shares of common stock.

  Under the terms and conditions of the Underwriting Agreement, the Underwriter is committed to take and pay for all of the common stock included in the offering, if any are taken.

  The Underwriter proposes to offer the 2,000,000 shares of common stock included in the Offering from time to time for sale in one of more transactions on the New York Stock Exchange, in the over-the-counter market or otherwise, at prices prevailing at the time of sale, at prices related to prevailing prices, or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the Underwriter. In connection with the sale of the 2,000,000 shares of commons stock in the offering, the Underwriter may be deemed to have received compensation from the Company in the form of underwriting discounts.

  The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.